Michel Lecomte
Chief Financial Officer
February 6, 2006
Mr. Gary Todd
Reviewing Accountant
United States
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	CNH Global N.V. Form 20-F for the year ended December 31, 2004 Filed April 29, 2005 File No. 333-05752
Dear Mr. Todd:
We are responding to your letter dated December 12, 2005. In order to assist you with your review, we have included your questions in bold followed by our response.
1.	The sub-total of “net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools” is not contemplated in SFAS 95. Accordingly, that measure appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of the basic financial statements. Please delete the reference sub-total from all future filings or tell us why that sub-total is permissible under the guidance from SFAS 95.

We had provided disclosure of the “net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools” to enhance our related party disclosure by clearly disclosing our cash flows resulting from non-affiliated investing activities and investing cash flows resulting from transactions with affiliates. We believed this presentation was
CNH Global N.V.
100 South Saunders Road
Lake Forest, IL 60045 USA
Tel: 1 847-955-3993
Fax: 1 847-955-3977
Email: michel.lecomte@cnh.com

consistent with previously received comments from the United States Securities and Exchange Commission (SEC) requesting us to disclose material transactions with Fiat and related balances on the faces of the financial statements pursuant to Rule 408(k) of Regulation S-X. In response to the staff’s comment in the December 12, 2005 comment letter, we now agree we have sufficient disclosure without the sub-total in the statement of cash flows. Accordingly, in our financial statements contained in future filings, we will delete the referenced sub-total of “net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools.”

2.	We see that you changed your accounting policy for deposits with Fiat such that the cash flows from the cash management arrangement are now presented as an investing activity. Please tell us, and disclose in future filings, why you and your auditors believe the revised presentation is preferable. Your response should describe the substantive factors you considered in revising the presentation, including specific detail about why the revised presentation is preferable.

In response to the staff’s comment, we are providing a description of the cash pooling arrangement, our reasons for changing our accounting policy to a preferable method and the future disclosure we will make concerning our accounting policy for cash equivalents.

As we have disclosed, like other companies that are part of multinational groups, we participate in a group-wide cash management system with certain subsidiaries of Fiat S.p.A, our majority shareholder. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash deposits are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pools or may benefit from guarantees of payment by certain Fiat Group members. As a result of our participation in the Fiat affiliates cash management pools, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return our funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.

Historically our borrowing position within each Fiat cash pooling vehicle has usually been higher than the amounts deposited with them. However, we may not, in the event of a bankruptcy or insolvency of these Fiat entities, be able to offset our borrowing position against our deposit with each vehicle.

The terms of our cash pooling arrangements with Fiat have remained constant over the years. The deposits in Fiat affiliates cash management pools were $544 million at December 31, 2002, $1,325 million at December 31, 2003 and $1,151 million at December 31, 2004. Such amounts have been reflected as a separate line on the CNH consolidated balance sheets in the Form 20-F for each of the years ended December 31, 2003 and December 31, 2004.

During 2004, the staff of the Division of Corporate Finance of the SEC expressed their views regarding the classifications of certain items in the cash flow statement, primarily cash receipts from inventory sales. Based on these views, CNH decided to review not only its treatment of cash flows from inventory sales, but its complete statement of cash flow.

In reviewing our statement of cash flow, we reconsidered our presentation of our transactions with Fiat. During our review, CNH considered the following factors as substantive reasons to change its accounting policy relating to Cash and Cash Equivalents:
•	Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows,” (SFAS 95) states that not all investments that qualify as cash equivalents are required to be treated as cash equivalents (paragraph 10);

•	SFAS 95 paragraph 56 discusses a situation where “items that meet the definition of a cash equivalent that are part of a larger pool of investments properly considered investing activities need not be . . . treated as cash equivalents.” As discussed above, our deposits in the Fiat affiliates cash management pools have exceeded $1 billion at the end of each of the two most recent years. While our balance fluctuates based upon deposits and withdrawals, we view the balance as a combination of a cash management account and temporary amounts invested to earn interest income. In light of the increase in the investing portion of our deposits in Fiat cash management pools, we believe that presentation of the entire balance as an investment is preferable in the circumstances;

•	Apart from investments in Fiat cash management pools we also have various short and long term borrowings from Fiat affiliates. Previously the cash flow activities resulting from borrowings from Fiat affiliates had been separately reported in our cash flow statement but the cash flow activities relating to deposits with Fiat affiliates had been netted in the cash and cash equivalents reporting line item. We believe treating deposits with Fiat as an investing activity provides more transparent disclosure of the cash impact of our transactions with Fiat affiliates and allows us to better present our related party transactions in our statement of cash flows.

Accordingly, our analysis resulted in a change in our definition of cash and cash equivalents which, as noted in SFAS 95, is a change in our accounting policy (paragraph 10). We also received a preferability letter from our auditors regarding this change. We filed the preferability letter as Exhibit 18 to our 2004 Form 20-F. After disclosing the description of the change in accounting policy in our 2004 Form 20-F and in each earnings release in 2005, we believe we must disclose the accounting policy in future filings without a description of the change. In future filings of our Form 20-F, we will provide the following description of our accounting policy:

Deposits in Fiat Affiliates Cash Management Pools (“Deposits with Fiat”)

Deposits with Fiat are repayable to CNH upon one business day’s notice. CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice. The carrying value of Deposits with Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 22: Related Party Information.”

The relevant portion of the “Related Party Information” note will read as follows:

CNH participates in a cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the Deposits with Fiat, are aggregated at the end of each business day in central pooling accounts. Deposits with Fiat earn interest at rates that range from LIBOR plus 10 to 30 basis points. Interest earned on our deposits with Fiat included in Finance and interest income were approximately $7 million, $11 million and $18 million in the years ended December 31, 2003, 2004 and 2005, respectively. CNH’s positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash deposits are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member deposits present in the cash management pool or may benefit from guarantees of payment by certain Fiat Group members. As a result, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements), CNH may be unable to secure the return of such deposits to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.

3.	As a related matter, tell us and disclose in future filings whether you earn interest on the amounts invested in Fiat’s cash management pool.

CNH receives interest of LIBOR plus 10 to 30 basis points on the amounts deposited in Fiat’s cash management pools. In future filings, CNH will disclose the rate and the amount of interest that it earns on the deposits invested in Fiat’s cash management pools. See our response to comment 2 for our anticipated disclosure.
As requested, CNH acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings provided by CNH to the Commission. We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. In addition, CNH understands the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you need further clarification. You may reach me at 847-955-3993.
Sincerely,
/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer
CNH Global N.V.